Mail Stop 4561

January 22, 2007

By U.S. Mail

Kirk W. Walters
Treasurer and Chief Financial Officer
Chittenden Corporation
2 Burlington Square
Burlington, VT 05401

      Re: Chittenden Corporation
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed February 17, 2006
             File No. 001-13769

Dear Mr. Walters:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Kevin W. Vaughn
                       Branch Chief